UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mad Catz Interactive, Inc.

File No. 1-14944 - CF#25329

        Mad Catz Interactive, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 11, 2010.

        Based on representations by Mad Catz Interactive, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 2.1   through June 10, 2015

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal